UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: March 16, 2026
Two Harbors Investment Corp.
(Exact name of registrant as specified in its charter)

Maryland	001-34506		27-0312904
(State or other jurisdiction of incorporation or organization)	(Commission File Number)		(I.R.S. Employer Identification No.)

1601 Utica Avenue South, Suite 900	St. Louis Park,	MN	55416
(Address of Principal Executive Offices)			(Zip Code)
(612) 453-4100
Registrant's telephone number, including area code

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

 Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Exchange on Which Registered:
Common Stock, par value $0.01 per share	TWO	New York Stock Exchange
8.125% Series A Cumulative Redeemable Preferred Stock	TWO PRA	New York Stock Exchange
7.625% Series B Cumulative Redeemable Preferred Stock	TWO PRB	New York Stock Exchange
7.25% Series C Cumulative Redeemable Preferred Stock	TWO PRC	New York Stock Exchange
9.375% Senior Notes Due 2030	TWOD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).
Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
☐

Item 8.01           Other Events.

On March 16, 2026, Two Harbors Investment Corp. (the “Company”) issued a press release announcing the adjournment of its previously announced virtual special meeting of the Company’s stockholders. A copy of the press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release, dated March 16, 2026
104	Cover Page Interactive Data File, formatted in Inline XBRL

FORWARD-LOOKING STATEMENTS

This Form 8-K may contain “forward-looking statements,” including certain plans, expectations, goals, projections and statements about the benefits and synergies of the proposed Merger; pro forma descriptions of the combined company and its operations, integration and transition plans, synergies and anticipated future performance; future opportunities for the combined company; the Company’s and UWMC’s plans, objectives, expectations and intentions, the expected timing of completion of the proposed Merger, the issuance of common and preferred stock of UWMC in connection with the proposed Merger; the ability of the parties to complete the proposed Merger considering the various closing conditions; and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this Form 8-K that address activities, events or developments that the Company or UWMC expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “estimate,” “plan,” “continue,” “intend,” “could,” “foresee,” “should,” “could,” “may,” “foresee,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. The Company’s and UWMC’s ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although the Company and UWMC believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, the companies can give no assurance that their expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this Form 8-K. These include, among other things: the expected timing and likelihood of completion of the proposed Merger; the ability to successfully integrate the businesses; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed Merger; the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed Merger, including stockholder approval by the Company’s stockholders, and the potential failure to satisfy the other conditions to the consummation of the proposed Merger in a timely manner or at all; risks relating to the value of the UWMC securities to be issued in the proposed Merger; risks related to disruption of management’s attention from ongoing business operations due to the proposed Merger; the risk that any announcements relating to the proposed Merger could have adverse effects on the market price of common stock of UWMC or the Company; the risk that the proposed Merger and its announcement could have an adverse effect on the ability of the Company and UWMC to retain and hire key personnel and the effect on the operating results and businesses of the Company and UWMC generally; the outcome of any legal proceedings relating to the proposed Merger; including stockholder litigation in connection with the proposed Merger; the risk that restrictions during the pendency of the proposed Merger may impact the Company’s or UWMC’s ability to pursue certain business opportunities or strategic transactions; that the Company or UWMC may be adversely affected by other economic, business or competitive factors; changes in future loan production; the availability of suitable investment opportunities; changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability and terms of financing; general economic conditions; market conditions; conditions in the market for mortgage-

related investments; legislative and regulatory changes that could adversely affect the business of the Company or UWMC. All such factors are difficult to predict and are beyond the control of the Company and UWMC, including those detailed in the Company’s annual reports on Form 10-K, quarterly reports on Form 10-Q and periodic reports on Form 8-K that are available on the Company’s website at www.twoinv.com/investors and on the SEC’s website at www.sec.gov, and those detailed in UWMC’s annual reports on Form 10-K, quarterly reports on Form 10-Q and periodic reports on Form 8-K that are available on UWMC’s website at https://investors.uwm.com/ and on the SEC’s website at www.sec.gov.

Each of the forward-looking statements of the Company or UWMC are based on assumptions that the Company or UWMC, as applicable, believes to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither the Company nor UWMC undertakes any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed Merger, UWMC has filed with the SEC the Registration Statement that includes the Proxy Statement. The Registration Statement was declared effective by the SEC on February 9, 2026, and the Proxy Statement was filed by both the Company and UWMC on February 12, 2026. The Company commenced mailing of the Proxy Statement on or about February 12, 2026. The proposed Merger will be submitted to the stockholders of the Company for their approval. The Company and UWMC may also file other documents with the SEC regarding the proposed Merger. The Proxy Statement and this Form 8-K are not offers to sell UWMC securities, are not soliciting an offer to buy UWMC securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval. This document is not a substitute for the Registration Statement and Proxy Statement or any other documents that the Company or UWMC may file with the SEC or send to stockholders of the Company in connection with the proposed Merger. INVESTORS AND SECURITYHOLDERS OF THE COMPANY ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT REGARDING THE PROPOSED MERGER (INCLUDING ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS) CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND RELATED MATTERS. Investors and securityholders may obtain a free copy of the Registration Statement and the Proxy Statement and all other documents filed or that will be filed with the SEC by the Company or UWMC on the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by the Company will be made available free of charge on the Company’s website at www.twoinv.com/investors or by directing a request to: Two Harbors Investment Corp., 1601 Utica Avenue South, Suite 900, St. Louis Park, MN 55416, Attention: Investor Relations. Copies of documents filed with the SEC by UWMC will be made available free of charge on UWMC's website at investors.uwm.com or by directing a request to: UWM Holdings Corporation, 585 South Boulevard E. Pontiac, Michigan, 48341, Attention: Investor Relations.

PARTICIPANTS IN THE SOLICITATION

The Company, UWMC and their directors, executive officers and certain other members of management and employees of the Company and UWMC may be deemed to be “participants” in the solicitation of proxies from the stockholders of Two Harbors in connection with the proposed Merger. Securityholders can find information about Two Harbors and its directors and executive officers and their ownership of common stock of the Company in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on February 17, 2026, and in its definitive proxy statement relating to its 2025 annual meeting of stockholders filed with the SEC on April 2, 2025 (the “Two Harbors 2025 Proxy”). Please refer to the sections captioned “Compensation Discussion and Analysis”, “Summary Compensation Table”, “Stock Ownership” and “Proposal 2: Advisory Vote Relating to Executive Compensation” in the Two Harbors 2025 Proxy. Any changes in the holdings of the Company’s securities by its directors or executive officers from the amounts described in the Two Harbors 2025 Proxy have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Two Harbors 2025 Proxy and are available on the SEC’s website at www.sec.gov. Information regarding UWMC’s directors and executive officers is available in UWMC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on February 25, 2026, and in its definitive proxy statement relating to its 2025 annual meeting of stockholders filed with the SEC on April 25, 2025 (the “UWMC 2025 Proxy”). Please refer to the sections captioned “Compensation Discussion and Analysis”, “Executive Compensation”, “Stock Ownership” and “Proposal 3 – Advisory Vote on Executive Officer Compensation” in the UWMC 2025 Proxy. Any changes in the holdings of UWMC’s securities by its directors or executive officers from the amounts described in the UWMC 2025 Proxy have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the UWMC 2025 Proxy and are available on the SEC’s website at www.sec.gov. Additional information regarding the interests of such individuals in the proposed Merger is included in the Proxy Statement. Free copies of these documents may be obtained as described in the preceding paragraph.

NO OFFER OR SOLICITATION

This Form 8-K is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TWO HARBORS INVESTMENT CORP.

	By:	/s/ REBECCA B. SANDBERG
Rebecca B. Sandberg
Chief Legal Officer and Secretary

Date: March 16, 2026